Exhibit 99.1

Hyderabad, India, March 31, 2016 - Dr. Reddy’s Laboratories (BSE: 500124, NSE: DRREDDY, NYSE: RDY) announced today that it has entered into a licensing agreement with Eisai Co., Ltd, Japan by which Dr. Reddy’s will be granted exclusive worldwide development and commercialization rights (excluding Japan and Asia) for Eisai’s investigational anticancer agent E7777. Eisai will be responsible for the development and marketing of E7777 in Japan and Asia, while Dr. Reddy’s holds the option for rights to develop and market the agent in India.

In exchange of these rights, Eisai will receive milestone payments in line with obtaining marketing approval and the achievement of agreed upon sales targets. Through this agreement, the two companies aim to accelerate development and maximize the value of E7777.

Mr. Raghav Chari, Executive Vice President, Proprietary Products Group, Dr. Reddy’s Laboratories, said “The collaboration between DRL and Eisai is a tremendous win-win. E7777 has significant potential as an important component of systemic therapy for CTCL (cutaneous T-cell lymphoma). This therapy represents an extension of our current efforts in the dermatology space to an important segment of skin-related cancers.”

Mr. Terushige Iike, Chief Product Creation Officer of Eisai Product Creation Systems, said “This agreement aligns with Eisai’s drive to contribute to patients in our focused field of oncology as quickly as possible. Eisai and Dr. Reddy’s will conduct development in their respective territories, and by working to accelerate and maximize contribution to patients, we hope to launch treatments that will fulfill the diverse needs of, and bring about benefits for, patients with cancer and their families.”

About E7777: E7777 is a fusion protein that combines the interleukin-2 (IL-2) receptor binding domain with diphtheria toxin fragments. The agent specifically binds to IL-2 receptors on the cell surface, causing diphtheria toxins that have entered cells to inhibit protein synthesis. A Phase II clinical study of the agent in patients with cutaneous T-cell lymphoma or peripheral T-cell lymphoma is currently underway in Japan. Preparations are simultaneously in progress for a Phase III clinical study of the agent in patients with cutaneous T-cell lymphoma in the United States

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY)is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses – Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, Russia & CIS, Venezuela and India. For more information, log on to: www.drreddys.com

About Eisai Co., Ltd. : Eisai Co., Ltd. is a Japan-based global research-based pharmaceutical company, and aims to be a “human health care (hhc)” company that gives first thought to patients and their families, and to increasing the benefits health care provides. Eisai Co., Ltd. has a global network of research facilities, manufacturing sites, and marketing subsidiaries, and more than 10,000 employees worldwide are engaged in development and provision of innovative new drugs in areas of unmet medical needs. For further information on Eisai Co., Ltd., please visit www.eisai.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults, currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues.

The company assumes no obligation to update any information contained herein.